

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2010

Lewis Andrews
President
Premier Oil Field Services, Inc.
PO Box 1778
Rockwall, TX 75087

> **Re: Premier Oil Field Services, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 4, 2010**
> **File No. 333-168089**

Dear Mr. Andrews:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. Ensure that the marked copy marks all changes to the prior registration statement. Further, please provide updated disclosure with each amendment. This will minimize the need for us to repeat similar comments.

2.   We reissue in part prior comment 4 from our letter dated August 11, 2010. Please revise *your cover page* to state that you have not made any arrangements to place the funds in an escrow, trust, or similar account and describe the effect on investors.

<u>Dependence on One or a Few Major Customers, page 12</u>

3. We note your response to prior comment 16 from our letter dated August 11, 2010. Please disclose in this section that you do not have any contracts with your major customers.

<u>Industry and Competitors, page 13</u>

4. We note your response to prior comment 19 from our letter dated August 11, 2010. It appears that your discussion of price and margin increases on page 13 only extends through the first quarter of 2010. We also note that your disclosure on page 19 cites "reduced revenue and lower gross margins in 2010" as one of the drivers behind the net loss during the six months ended June 30, 2010. Please provide additional disclosure that explains the changes in your prices and margins to date.

<u>Management's Discussion and Analysis, page 18</u>

<u>Liquidity, page 18</u>

5. We note your response to prior comment 24 from our letter dated August 11, 2010. Please discuss how you would pay the $148,000 related to the VARCO lawsuit if it was required to be paid within the next 12 months.

<u>Interest of Management and Others in Certain Transactions, page 21</u>

6. We note your response to prior comment 26 from our letter dated August 11, 2010 and reissue it in part. Please tell us whether you have any written agreements with The Frac Head Corporation, and if so, please file these as exhibits.

<u>Capitalization, page 24</u>

7. In your response to prior comment 27, you explained your capitalization amounts were determined as "current assets less current liabilities." However, this formula definition is actually that for working capital. "Capitalization" is typically defined as being "the sum of long-term debt, stock and retained earnings (also called invested capital)." Accordingly, please revise your tabular presentation to accurately reflect your "capitalization" amounts at each of the different levels of shares outstanding that you present.

Financial Statements, page F-1

General

8.   Revise your balance sheets and statements of operations to disclose, on their face, amounts attributable to transactions with related parties. See Rule 4-08(k) of Regulation S-X.

Note 1 – Nature of Activities and Significant Accounting Policies, page F-5

Fixed Assets, page F-6

9.   We note you provided disclosure of your accounting policy for fixed assets and the corresponding depreciation method(s) used in your current amendment, in response to prior comment 33. Please further expand your policy disclosure to also indicate the estimated lives of each of the major categories of your fixed assets.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Don Delaney at (202) 551-3863 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Parker Morrill at (202) 551-3696 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Bradley D. Harrison